UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
               -----------------------------------------
                          (Amendment No. 16)

                   VIDEO LOTTERY TECHNOLOGIES, INC.
                           (Name of Issuer)

                     Common Stock, $.01 par value
                     ----------------------------
                    (Title of Class of Securities)

                               92656M10
                               --------
                            (CUSIP Number)

                             William Spier
                          444 Madison Avenue
                              38th Floor
                       New York, New York 10022
                            (212) 759-3287
                       ------------------------
                (Name, Address and Telephone Number of
                 Person Authorized to Receive Notices
                          and Communications)

                          - with a copy to -

                         Peter S. Golden, Esq.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York 10004
                            (212) 859-8000

                           February 13, 1998
                 (Date of Event which Requires Filing
                          of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                          Page 1 of 11 Pages


                             SCHEDULE 13D

CUSIP No. 92656M10                           Page 2 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    William Spier

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*
                (excludes options to purhase 10,000 shares)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0

14  TYPE OF REPORTING PERSON*

              IN

                             SCHEDULE 13D

CUSIP No. 92656M10                           Page 3 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Video Investment Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


  NUMBER OF      7  SOLE VOTING POWER

   SHARES              0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH          0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH            0

                10  SHARED DISPOSITIVE POWER

                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0


14  TYPE OF REPORTING PERSON*

               PN

                             SCHEDULE 13D

CUSIP No. 92656M10                         Page 4 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Asgard Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Guernsey

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          0

                10  SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0

14  TYPE OF REPORTING PERSON*

               CO


                             SCHEDULE 13D

CUSIP No. 92656M10                           Page 5 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Parkway M&A Capital Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0


14  TYPE OF REPORTING PERSON*

              CO

                             SCHEDULE 13D

CUSIP No. 92656M10                          Page 6 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Alpine Associates, Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       New Jersey


  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*
    (Excludes a short position held independently from the Group party to this Schedule 13D. See Item 5)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0

14  TYPE OF REPORTING PERSON*

               PN

                             SCHEDULE 13D

CUSIP No. 92656M10                           Page 7 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gabriel Capital, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0

14  TYPE OF REPORTING PERSON*

         PN


                             SCHEDULE 13D

CUSIP No. 92656M10                          Page 8 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    LBN Investment Associates LP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION



  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0

14  TYPE OF REPORTING PERSON*

                PN

                             SCHEDULE 13D

CUSIP No. 92656M10                         Page 9 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Homer Noble

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0

14  TYPE OF REPORTING PERSON*

          IN

          This Amendment No. 16 amends and supplements the statement on Schedule 13D filed by William Spier on October 30, 1992 and, as a result of an amendment thereto, by Video Investment Partners, L.P., Asgard Ltd., Parkway M&A Capital Corporation, Alpine Associates, Ltd., Gabriel Capital, L.P., LBN Investment Associates, L.P., and Homer Noble (the "Schedule 13D") with respect to Common Stock, par value $.01 per share (the "Shares"), of Video Lottery Technologies, Inc., a Delaware corporation (the "Company").

          Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Schedule 13D.

          Item 5 of the Schedule 13D is hereby amended to add the following information.

          Item 5. Interest in Securities of the Issuer.

          On February 13, 1998, the group of parties to this
Schedule 13D (or affiliated parties) completed the sale of all of the 1,468,026 Shares held by these parties as part of the group or by Mr. Spier personally pursuant to a firm commitment public offering at a price of $11.75 per Share in cash. In connection with this sale, the underwriters, Gerard Klauer Mattison & Co., Inc. and Laden Thalman & Co. Inc., were paid an underwriting discount equal to 6% of the gross proceeds of the sale and the parties to this Schedule 13D also agreed to reimburse the underwriters for certain expenses up to $150,000.

          As a result of this sale, the parties to this Schedule
13D no longer own any Shares and the group has been disbanded. (Mr. Spier continues to own options to purchase 10,000 Shares granted to him as a director of the Company. Prior to the request to register the Shares, Video Investment Partners, L.P., distributed 18,538 Shares to one of its limited partners in redemption of its interest. In addition, Alpine Associates, L.P. has recently advised Mr. Spier that it had independently established, primarily in September, 1997, a short position unrelated to its arrangements with the parties to this
Schedule 13D, which position was unaffected by the public offering and which it intends to cover in the near future.)

          In accordance with his agreement with the Company, Mr.
Spier has resigned as a director of the Company.


                               Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ALPINE ASSOCIATES, LTD.


/s/William Spier                            By: /s/William Spier
--------------------------                      --------------------------
William Spier                                   William Spier
                                                Pursuant to Power of Attorney



VIDEO INVESTMENT PARTNERS, L.P.             GABRIEL CAPITAL, L.P.


By: /s/William Spier                         By: /s/William Spier
    ----------------------                       -------------------------
    William Spier                                William Spier
    Managing General Partner                     Pursuant to Power of Attorney


ASGARD LTD.                                  LBN INVESTMENT ASSOCIATES, L.P.


By: /s/William Spier                         By: /s/William Spier
    ----------------------                       -------------------------
    William Spier                                William Spier
    Pursuant to Power of Attorney                Pursuant to Power of Attorney


PARKWAY M&A CAPITAL                           HOMER NOBLE
  CORPORATION


By: /s/William Spier                          By: /s/William Spier
    ----------------------                        --------------------------
    William Spier                                 William Spier
    Pursuant to Power of Attorney                 Pursuant to Power of Attorney